Lipocine Inc.

675 Arapeen Drive, Suite 202,

Salt Lake City, Utah

April 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacey Gama

Re: Lipocine Inc. – Registration Statement on Form S-3 (File No. 333-275716)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-275716) (as amended, the “Registration Statement”) of Lipocine Inc. We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on April 25, 2024, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling Nolan Taylor at (801) 933-7366.

Very truly yours,

Lipocine Inc.

By:	/s/ Mahesh V. Patel
Name:	Mahesh V. Patel
Title:	Chief Executive Officer